COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)
Madison, Wisconsin

FINANCIAL STATEMENTS
Including Report of Independent Registered Public Accounting Firm
As of and for the Year Ended March 31, 2023

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

8-31173

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **04/1/22** AND ENDING **03/31/23**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Coordinated Capital Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

704 River Place

(No. and Street)

Madison	**WI**	**53716**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tracy Williams	**608-221-4545**	**tracy@ccsmadison.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP

(Name – if individual, state last, first, and middle name)

777 E Wisconsin Ave, 32nd Floor	**Milwaukee**	**WI**	**53202**
(Address)	(City)	(State)	(Zip Code)

10/22/2003	**23**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mari J Buechner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Coordinated Capital Securities, Inc., as of 3/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Mari Buechner

Title: President

Tracy Williams
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Coordinated Capital Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coordinated Capital Securities, Inc. (a wholly owned subsidiary of Coordinated Capital Holdings, Inc.) (the Company) as of March 31, 2023, the related statements of operations, stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Capital Rule and Schedule II - Computation of Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission (collectively, the supplemental information), has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2000.

Milwaukee, Wisconsin
May 30, 2023

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
As of March 31, 2023

ASSETS

Cash and cash equivalents	$ 455,656
Commissions receivable	226,097
Receivable – related party	77,066
Deposit with clearing broker dealer	30,070
TOTAL ASSETS	**$ 788,889**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions payable	$ 23,902
Accrued expenses	29,151
Total liabilities	53,053

STOCKHOLDER'S EQUITY

Common stock, $1 par value; 56,000 shares authorized; 6,000 shares issued and outstanding	6,000
Additional paid-in capital	244,476
Retained earnings	485,360
Total Stockholder's Equity	735,836
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 788,889**

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF OPERATIONS
For the Year Ended March 31, 2023

REVENUES	
Revenues	$ 9,612,121
Total revenues	9,612,121
OPERATING EXPENSES	
Commissions, other compensation and related benefits	7,592,996
Management fees and incentive bonuses – related party	1,580,000
Clearing and execution costs	234,094
Other operating expenses	325,638
Total operating expenses	9,732,728
NET LOSS BEFORE INCOME TAXES	(120,607)
Income tax benefit	32,855
NET LOSS	$ (87,752)

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2023

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, April 1, 2022	$ 6,000	$ 244,476	$ 573,112	$ 823,588
Net loss	-	-	(87,752)	(87,752)
BALANCES, March 31, 2023	$ 6,000	$ 244,476	$ 485,360	$ 735,836

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(87,752)
Adjustments to reconcile net loss to net cash flows used in operating activities		
Changes in operating assets and liabilities		
Commissions receivable		84,437
Deposit with clearing broker dealer		(661)
Receivable – related party		(54,221)
Commissions payable		(79,247)
Accrued expenses		13,937
Net cash flows used in operating activities		(123,506)
Net Change in Cash and Cash Equivalents		(123,506)
CASH AND CASH EQUIVALENTS - Beginning of Year		579,162
CASH AND CASH EQUIVALENTS - END OF YEAR	$	455,656

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Coordinated Capital Securities, Inc. (the "Company") is a Wisconsin corporation formed on December 8, 1982 for the purpose of conducting business in financial services. The Company offers mutual funds, variable insurance products, college savings plans and alternative investments with investment companies and sponsors throughout the United States. The Company also offers securities on a fully disclosed basis through its clearing broker dealer. The Company is a federally-registered investment advisor and also provides discount brokerage services through its division, Coltrane Securities. The Company is a wholly-owned subsidiary of Coordinated Capital Holdings, Inc. (the "Parent").

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At times, these accounts may exceed federally insured limits. As of March 31, 2023 these accounts did not exceed the federally insured limits.

Commissions Receivable

The Company has evaluated the presentation requirements related to ASC 326-20, *Financial Instruments – Credit Losses* which requires the Company to estimate expected credit losses over the life of its financial assets. Management considers receivables to be fully collectible; due to the nature of receivables being collected in a short period of time. The Company has determined that an allowance for credit losses is not required.

Revenue Recognition

Performance Obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good service and compensation for that good or service is received. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Investment advisory fees

The performance obligation is defined as providing advisory services to clients. Advisory fees are generally computed as a percentage of assets under management and are recognized as revenue over time. Fees for providing investment advisory services are computed and billed in accordance with the provision of the applicable investment management agreements, which is typically quarterly at the beginning of the quarter based on the previous quarter-end market value of assets under management.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)
Notes to Financial Statements
As of and for the year ended March 31, 2023

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Commission Revenue

The Company earns commissions from mutual fund and insurance companies when the Company's clients purchase securities. The commission earned varies on the type of security, the amount of the purchase, and the client's existing balance at that custodian. Commission from securities transactions are recognized on either a trade date.

In addition, the Company earns commission on securities sold through their Clearing Firm in brokerage accounts. The commission earned varies on the type of security sold. Revenue is recognized when the commission is received from the Clearing Firm.

Mutual Fund and Variable Insurance 12b-1 fees

Mutual fund and Variable Insurance companies earn 12b-1 fees to compensate the Company for its marketing and distribution efforts. These fees are asset-based fees that are determined by the amount of the client assets invested. Revenue is recognized over time as they are received by the Company. The performance obligation is defined as providing on-going service to these client accounts.

CCS Income

The Company earns commissions and 12b-1 fees from mutual fund companies, insurance companies and on securities sold through their Clearing Firm in brokerage accounts for accounts where the Company is recorded as the financial professional. Revenue is recognized when commissions and 12b-1 fees are received from the mutual fund, insurance companies and the Clearing Firm.

In addition, the Company also receives income from miscellaneous fees paid to the Company from their financial professionals. The performance obligation is defined as providing on going services to the financial professionals and the client accounts. Revenue is recognized when payments from the financial professionals are received.

Disaggregated Revenue

Investment Advisory Fees	$	4,397,614
Commission Revenue		1,764,628
12b-1 Fees		2,364,165
CCS Income		1,085,714
	$	9,612,121

Contract Balances

Commission Revenue	$	210,851
12b-1 Fees		15,246
	$	226,097

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company is included in the consolidated return of the Parent. The Company pays the income tax for which they are liable. Income taxes are separately stated on the statement of income.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There were no such positions as of March 31, 2023. The Company accrues interest and penalties related to unrecognized tax positions. As of March 31, 2023, the Company had no accrued interest and penalties related to unrecognized tax positions.

Exemptive Provision

With respect to all securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker dealer and promptly transmit all customer funds and securities to the clearing broker dealer. The clearing broker dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker dealer.

As a result of the provisions disclosed in the preceding paragraph, the Company is exempt from the remaining provisions of Rule 15c3-3.

The Company is also relying on Footnote 74 of the SEC Release No. 34-70073 for other business activities limited to effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not the Company. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and did not carry accounts of or for customers throughout the period of April 1, 2022 through March 31, 2023.

Guarantees and Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub

NOTE 1 - Summary of Significant Accounting Policies (cont.)

custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is dependent on its clearing broker dealer, Wells Fargo Clearing Services LLC for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3.

Wells Fargo Clearing Services LLC requires that the Company maintain a minimum deposit of $25,000.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of March 31, 2023, the Company had net capital of $642,418 which was $592,418 in excess of its net capital requirement of $50,000. The Company's net capital ratio as of March 31, 2023 was .08 to 1.

NOTE 3 - Off Balance Sheet Risk

As discussed in Note 1, the Company offers securities that are introduced on a fully disclosed basis with its clearing broker dealer. For these transactions, the clearing broker dealer is responsible for the execution, collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

NOTE 4 - Related Party Transactions

The Company is wholly-owned by the Parent. Through common ownership/management, the Company is also affiliated with Coordinated Capital Consultants of Wisconsin, Inc.

During the year ended March 31, 2023, the Company paid management fees of $1,080,000 to the Parent. Included in these fees were reimbursements for office space, administrative assistance, and other miscellaneous operating expenses. This expense is included in management fees on the statement of income.

The Company has recorded a receivable of $54,326 due from the Parent, Coordinated Capital Holdings, Inc. The Company has also recorded a receivable of $22,740 due from an associated person for legal fees reimbursement.

NOTE 5 – Income Taxes

The Company is included in a consolidated federal income tax return and various consolidated or combined state returns. The consolidated current and deferred federal and state income tax expense of the group is allocated among the members in a systematic and consistent manner based on each member's share of the consolidated tax expense.

Income tax benefit includes the following components:

	Year Ended March 31, 2023
Current:	
Federal:	$ 23,327
State:	9,528
Total current tax benefit	$ 32,855

Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax basis. As of March 31, 2023, the Company has no deferred tax assets or liabilities.

The provision for income taxes differs from that computed at the federal statutory corporate tax rate for the year ended March 31, 2023 as follows:

Income before income tax benefit	$ (120,607)
Tax expense at statutory rate	25,328
State income tax, net of federal effect	7,527
Total income tax benefit	$ 32,855
Effective tax rate	(27.24)%

NOTE 6 – Subsequent Events

The Company has evaluated subsequent events through May 30, 2023, which is the date that the financial statements were approved and available to be issued. No significant or reportable events were noted.

SUPPLEMENTAL INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION CAPITAL RULE
As of March 31, 2023

COMPUTATION OF NET CAPITAL

Total ownership equity	$ 735,836
Non-allowable assets	
Receivable – related party	(77,066)
Non-allowable aging and trails	(15,751)
Total non-allowable assets	(92,817)
Haircut on securities – deposit with clearing broker	(601)
Net Capital	642,418

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2.3% of total A.I. liabilities)	3,537
Minimum dollar net capital requirement	50,000
Excess net capital	$ 592,418

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities	53,053
Total aggregate indebtedness	$ 53,053
Percentage of aggregate indebtedness to net capital	8.26

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited amended Form 17a-5, Part IIA.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2023

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Coordinated Capital Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

Coordinated Capital Securities, Inc. is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Coordinated Capital Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii) for clearing transactions on a fully disclosed basis with a clearing broker dealer.

Coordinated Capital Securities, Inc. is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.